United States 12 Month Oil Fund, LP

April 21, 2014

EDGAR Operations Branch

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549-472

Re:	United States 12 Month Oil Fund, LP (File No. 333-195023)
Rule 477 Request for Withdrawal of Registration Statement on Form S-3

Dear Sir or Madam:

Pursuant to Rule 477 under the Securities Act of 1933, as amended, United States Commodity Funds LLC as General Partner to the United States 12 Month Oil Fund, LP (the “Registrant”), hereby respectfully requests the withdrawal of the Registration Statement on Form S-3 (SEC Accession No. 0001193125-14-129875) filed with the Securities and Exchange Commission (the “SEC) on April 3, 2014.

The General Partner on behalf of the Registrant requests that the above-listed Registration Statement be withdrawn at the request of the SEC Staff. The General Partner on behalf of the Registrant confirms that no securities were sold in reliance on the above-referenced Form S-3 Registration Statement.

We appreciate your assistance with this matter. If you have any questions regarding this request, please contact Heather Harker, General Counsel of United States Commodity Funds LLC at 804-658-2392 or via email at hharker@unitedstatesoilfund.com.

Very truly yours,

/s/ Howard Mah

Howard Mah

Management Director

United States Commodity Funds LLC

Cc: Heather Harker, General Counsel

United States Commodity Funds LLC

1999 Harrison Street Suite 1530

Oakland CA 94612

Phone: 510.522.9600 | Fax: 510.522.9604